                                       -----------------------------------------
                                                      OMB APPROVAL
                                       -----------------------------------------
                                         OMB NUMBER:                   3235-0145
                                         EXPIRES:               OCTOBER 31, 1997
                                         ESTIMATED AVERAGE BURDEN
                                         HOURS PER RESPONSE................14.90
                                       -----------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7 )*


                           Pacific Crest Capital, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)
--------------------------------------------------------------------------------

                                    694166109
                                 (CUSIP NUMBER)

            Mr. Terry Maltese, Sandler O'Neill Asset Management LLC,
                780 Third Avenue, 30th Floor, New York, NY 10017
--------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 March 24, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].


NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                               PAGE 1 OF 15 PAGES.
                        EXHIBIT INDEX LOCATED ON PAGE 15        SEC 1746 (12-91)

                                  SCHEDULE 13D
---------------------                                     ---------------------
 CUSIP NO. 694166109                                       PAGE  2 OF 15 PAGES
---------------------                                     ---------------------

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SOAM Holdings, LLC
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [ ]


--------------------------------------------------------------------------------
     3     SEC USE ONLY



--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               00

--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]



--------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER


         NUMBER             ----------------------------------------------------
       OF SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                    196,780
         EACH              ----------------------------------------------------
       REPORTING             9    SOLE DISPOSITIVE POWER
        PERSON
         WITH
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                    196,780
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               196,780
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.0%

--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               00

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         2 of 15

                                  SCHEDULE 13D
---------------------                                     ---------------------
 CUSIP NO. 694166109                                       PAGE  3 OF 15 PAGES
---------------------                                     ---------------------

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sandler O'Neill Asset Management, LLC
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [ ]


--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               00
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]


--------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               New York

--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER


         NUMBER             ----------------------------------------------------
       OF SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                    275,000
         EACH              ----------------------------------------------------
       REPORTING             9    SOLE DISPOSITIVE POWER
        PERSON
         WITH
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                    275,000
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               275,000
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.7%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         3 or 15

                                  SCHEDULE 13D
---------------------                                     ---------------------
 CUSIP NO. 694166109                                       PAGE  4 OF 15 PAGES
---------------------                                     ---------------------

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Partners II, L.P.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [ ]


--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]


--------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER


         NUMBER             ----------------------------------------------------
       OF SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                    38,000
         EACH              ----------------------------------------------------
       REPORTING             9    SOLE DISPOSITIVE POWER
        PERSON
         WITH
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                    38,000
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               38,000
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.8%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         4 of 15

                                  SCHEDULE 13D
---------------------                                     ---------------------
 CUSIP NO. 694166109                                       PAGE  5 OF 15 PAGES
---------------------                                     ---------------------

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Hedge Fund, L.P.

--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [ ]


--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]


--------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER


         NUMBER             ----------------------------------------------------
       OF SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                    21,780
         EACH              ----------------------------------------------------
       REPORTING             9    SOLE DISPOSITIVE POWER
        PERSON
         WITH
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                    21,780
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               21,780
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.4%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         5 of 15

                                  SCHEDULE 13D
---------------------                                     ---------------------
 CUSIP NO. 694166109                                       PAGE  6 OF 15 PAGES
---------------------                                     ---------------------

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Hedge Fund II, L.P.
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [ ]


--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]


--------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER


         NUMBER             ----------------------------------------------------
       OF SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                    137,000
         EACH              ----------------------------------------------------
       REPORTING             9    SOLE DISPOSITIVE POWER
        PERSON
         WITH
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                    137,000
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               137,000
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.8%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         6 of 15

                                  SCHEDULE 13D
---------------------                                     ---------------------
 CUSIP NO. 694166109                                       PAGE  7 OF 15 PAGES
---------------------                                     ---------------------


--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Offshore, Ltd
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [ ]


--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]


--------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER


         NUMBER             ----------------------------------------------------
       OF SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                    78,220
         EACH              ----------------------------------------------------
       REPORTING             9    SOLE DISPOSITIVE POWER
        PERSON
         WITH
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                    78,220
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               78,220

--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.6%

--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         7 of 15

                                  SCHEDULE 13D
---------------------                                     ---------------------
 CUSIP NO. 694166109                                       PAGE  8 OF 15 PAGES
---------------------                                     ---------------------

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Terry Maltese
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) [ ]
                                                                         (B) [ ]


--------------------------------------------------------------------------------
     3     SEC USE ONLY


--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               00

--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]


--------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER


         NUMBER             ----------------------------------------------------
       OF SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                    275,000
         EACH              ----------------------------------------------------
       REPORTING             9    SOLE DISPOSITIVE POWER
        PERSON
         WITH
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                    275,000
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               275,000
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          [ ]


--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.7%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         8 of 15

         This Amendment No. 7 to Schedule 13D relating to Pacific Crest Capital, Inc. is being filed on behalf of the undersigned to amend the Schedule 13D filed by the undersigned dated March 4, 1998, as amended by Amendment No. 1 to the
Schedule 13D dated July 22, 1998, Amendment No. 2 to the Schedule 13D dated March 16, 1998, Amendment No. 3 to the Schedule 13D dated May 28, 1998, Amendment No. 4 to the Schedule 13D dated November 23, 1999, Amendment No. 5 to the Schedule 13D dated September 23, 1999 and Amendment No. 6 to the Schedule 13D dated April 26, 2001 (the "Schedule 13D"). Terms defined in the Schedule 13D and not defined herein have the same meaning as in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Partners II, L.P., a Delaware limited partnership ("MPII"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), and Malta Offshore, Ltd., a Cayman Islands company ("MO") (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MHF, MPII and MHFII, (iii) MHF, with respect to shares of Common Stock beneficially owned by it, (iv) MPII, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, and (vii) Terry Maltese, with respect to shares of Common Stock beneficially owned by MHF, MPII, MHFII and MO. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MHF, MPII and MHFII are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as managing member and President of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MHF, MPII, MHFII, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is 2 WTC LLC, a New York limited liability company ("2WTC").

(b) The address of the principal offices of each of MHF, MPII, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 30th Floor, New York, New York 10017. The address of the principal offices of MO is c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal offices of 2WTC is c/o Sandler O'Neill & Partners, L.P., 919 Third Avenue -- 6th Floor, New York, New York 10022.

(c) The principal business of MHF, MPII and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of 2WTC is investing in Holdings and SOAM.

(d) During the last five years, none of MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Maltese is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

         The net investment cost (including commissions, if any) of the shares of Common Stock held by MHF, MPII, MHFII and MO is $188,298, $257,443, $1,311,061 and $1,085,589, respectively. Such shares were purchased with the investment capital of the respective entities.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

         The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) Based upon an aggregate of 4,854,000 shares of Common Stock outstanding, as set forth in the Issuer's press release dated January 23, 2003, as of the close of business on March 24, 2003:

      (i) MPII beneficially owned 38,000 shares of Common Stock, constituting approximately 0.8% of the shares outstanding.

      (ii) MHF beneficially owned 21,780 shares of Common Stock, constituting approximately 0.4% of the shares outstanding.

      (iii) MHFII beneficially owned 137,000 shares of Common Stock, constituting approximately 2.8% of the shares outstanding.

      (iv) MO beneficially owned 78,220 shares of Common Stock, constituting approximately 1.6% of the shares outstanding.

      (v) SOAM owned directly no shares of Common Stock. By reason of its position as management company for MHF, MPII, MHFII and MO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 21,780 shares owned by MHF, the 38,000 shares owned by MPII, the 137,000 shares owned by MHFII and the 78,220 shares owned by MO, or an aggregate of 275,000 shares of Common Stock, constituting approximately 5.7% of the shares outstanding.

      (vi) Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MHF, MPII and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 21,780 shares owned by MHF, the 38,000 shares owned by MPII, and the 137,000 shares owned by MHFII, or an aggregate of 196,780 shares of Common Stock, constituting approximately 4.0% of the shares outstanding.

      (vii) Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 21,780 shares owned by MHF, the 38,000 shares owned by MPII, the 137,000 shares owned by MHFII and the 78,220 shares owned by MO, or an aggregate of 275,000 shares of Common Stock, constituting approximately 5.7% of the shares outstanding.

      (viii)In the aggregate, the Reporting Persons beneficially own an aggregate of 275,000 shares of Common Stock, constituting approximately 5.7% of the shares outstanding.

      (ix)  2WTC directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

         During the sixty days prior to March 24, 2003, MHF effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------
         03/14/03          Bought             1,000            $16.31
         03/24/03          Bought             1,600             16.98

         During the sixty days prior to March 24, 2003, MPII effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------
         03/14/03          Bought             3,000            $16.31
         03/24/03          Bought             1,600             16.98

         During the sixty days prior to March 24, 2003, MHFII effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------
         03/14/03          Bought            10,000            $16.31
         03/24/03          Bought             8,000             16.98

         During the sixty days prior to March 24, 2003, MO effected the following transactions in the Common Stock in open market transactions with brokers:

                                             Number             Price
           Date            Action           of Shares         per Share
           ----            ------           ---------         ---------
         01/31/03          Bought            10,000            $16.86
         03/14/03          Bought             6,000             16.31
         03/24/03          Bought             4,800             16.98

(d)      Not applicable.

(e)      Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended in its entirety to read as follows:

Exhibit 1 Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2003

MALTA PARTNERS II, L.P.                 MALTA HEDGE FUND II, L.P.

By: SOAM Holdings, LLC,                 By: SOAM Holdings, LLC,
    the sole general partner                the sole general partner


By: /s Terry Maltese                    By: /s/ Terry Maltese
   --------------------------               --------------------------
       Terry Maltese                            Terry Maltese
       President                                President

MALTA OFFSHORE, LTD                    Sandler O'Neill Asset Management LLC

By: Sandler O'Neill Asset Management LLC

By: /s/ Terry Maltese                  By:  /s/ Terry Maltese
   --------------------------               --------------------------
        Terry Maltese                         Terry Maltese
        President                             President

SOAM Holdings, LLC                          Terry Maltese

By: /s/ Terry Maltese                       /s/ Terry Maltese
   --------------------------               --------------------------
        Terry Maltese                           Terry Maltese
        President

MALTA HEDGE FUND, L.P.

By: SOAM Holdings, LLC,
    the sole general partner


By: /s/ Terry Maltese
   --------------------------
        Terry Maltese
        President


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